Exhibit 12.1
GATX Corporation and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges (Unaudited)
(In Millions, Except for Ratios)

	Six Months Ended June 30		Year Ended December 31
	2010	2009	2009	2008	2007	2006	2005
Earnings available for fixed charges:
Income from continuing operations before income taxes	$51.5	$59.2	$107.9	$267.6	$255.4	$220.9	$166.3
Add (deduct):
Total fixed charges	117.7	119.6	236.9	230.2	230.7	244.8	229.4
Share of affiliates’ earnings, net of distributions received	1.8	(1.0)	7.0	(34.4)	(36.3)	(39.9)	(33.5)

Total earnings available for fixed charges	$171.0	$177.8	$351.8	$463.4	$449.8	$425.8	$362.2

Fixed Charges:
Interest expense	$83.9	$85.1	$168.0	$151.6	$141.4	$143.6	$114.5
Capitalized interest	—	—	—	—	0.1	0.1	—
Interest portion of operating lease expense	33.8	34.5	68.8	78.5	89.1	101.0	114.8
Preferred dividends on pre-tax basis	—	—	0.1	0.1	0.1	0.1	0.1

Total fixed charges	$117.7	$119.6	$236.9	$230.2	$230.7	$244.8	$229.4

Ratio of earnings to fixed charges	1.45	1.49	1.49	2.01	1.95	1.74	1.58